UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K, including all exhibits hereto, is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

CONTENTS

On December 9, 2020, Atlantica Sustainable Infrastructure plc (“Atlantica,” or the “Company” NASDAQ: AY) entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc., as representative of the several underwriters named therein (the “Underwriters”), relating to the issuance and sale in an underwritten public offering (the “Public Offering”) of 4,408,000 ordinary shares (the “New Shares”) at a price of $33.00 per New Share. Atlantica has also granted the underwriters an option to purchase up to an additional 15% of ordinary shares sold in the offering at the public offering price, which can be exercised by no later than December 28, 2020.

In addition, Algonquin Power & Utilities Corp. (“Algonquin”), Atlantica’s significant shareholder, has committed to purchase 3,496,400 ordinary shares of the Company in a private placement (the “Private Placement” and, together with the Public Offering, the “Transaction”), subject to an equivalent increase if the over-allotment option is exercised.

The Public Offering is expected to close on December 11, 2020 and the Private Placement is expected to close on January 7, 2021, in each case subject to customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements by us, customary conditions to closing, indemnification obligations of the Company and the Underwriters, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties.

The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, relating to the ordinary shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

The ordinary shares to be issued in the Public Offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-226611). Such ordinary shares may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

The ordinary shares to be offered pursuant to the Private Placement have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

This report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy the ordinary shares of Atlantica or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

This report on Form 6-K and any other documents or materials relating to the Transaction are for distribution (a) within the United Kingdom and in the European Economic Area only to persons who are “qualified investors” (as defined in Regulation (EU) 2017/1129) (“Qualified Investors”) and (b) in the United Kingdom, to Qualified Investors who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 in connection with the issue or sale of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This report on Form 6-K and any other documents or materials relating to the issue of the ordinary shares are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue of the ordinary shares relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.
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About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding the expected closing and exercise of the over-allotment option. These forward-looking statements can be identified by the use of terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Examples of forward-looking statements include, but are not limited to, statements relating to the terms and timing of completion of the transactions.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated above, including those factors discussed under “Item 1.A—“Risk Factors” in our quarterly report for the nine-month period ended September 30, 2020 furnished on Form 6-K on November 6, 2020, and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report filed for the fiscal year ended December 31, 2019 filed on Form 20-F. Atlantica undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
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Exhibit No.	Description

1.1	Underwriting Agreement dated December 9, 2020
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (included in Exhibit 5.1 herein).
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: December 10, 2020

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